aub gcn

# PUBLIC

SECU[...] 17005056 SION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2017 Washington DC 415

| QMB APPROVAL | |
|---|---|
| QMB Number. | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response . … . 12.00 | |

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-69344 |

### FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EXCEED SECURITIES LLC**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**28 W. 44TH STREET – 16TH FLOOR**
(No. and Street)

| NEW YORK | NY | 10036 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
**JOSEPH HALPERN** **(646) 580-7046**
(Area Code - Telephone No.)

### B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| 100 E. SYBELIA AVENUE, SUITE 130, MAITLAND | FLORIDA | 32751 |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

LL.

# OATH OR AFFIRMATION

I, JOSEPH HALPERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EXCEED SECURITIES LLC, as of DECEMBER 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______________________________________________

_______________________________________________

_______________________________________________

Signature

CEO

Title

ADONIS D MADERA
ARY PUBLIC-STATE OF NEW YORK
NO.01MA6333897
LIFIED IN KINGS COUNTY
MISSION EXPIRES 12-07-2019

Adonis Madera

Public Notary

ADONIS D MADERA
NOTARY PUBLIC-STATE OF NEW YORK
NO.01MA6333897
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 12-07-2019

2/16/2017

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**PUBLIC**

| OMB APPROVAL | |
|---|---|
| OMB Number. | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response . . . . . | 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2017 Washington DC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-69344 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2016** (MM/DD/YY) AND ENDING **DECEMBER 31, 2016** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EXCEED SECURITIES LLC**

| OFFICAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**28 W. 44TH STREET – 16TH FLOOR**
(No. and Street)

| **NEW YORK** | **NY** | **10036** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**JOSEPH HALPERN** **(646) 580-7046**
(Area Code - Telephone No.)

## B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**OHAB AND COMPANY, PA**
(Name - *if individual, state last, first, middle name*)

| **100 E. SYBELIA AVENUE, SUITE 130, MAITLAND** | **FLORIDA** | **32751** |
|---|---|---|
| (Address and City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

**Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, JOSEPH HALPERN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or EXCEED SECURITIES LLC, as of DECEMBER 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO
Title

ADONIS D MADERA
NOTARY PUBLIC-STATE OF NEW YORK
NO.01MA6333897
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 12-07-2019

Adonis Madera 2/16/2017

Public Notary

ADONIS D MADERA
NOTARY PUBLIC-STATE OF NEW YORK
NO.01MA6333897
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES 12-07-2019

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

*Certified Public Accountants*
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Exceed Securities, LLC

We have audited the accompanying statement of financial condition of Exceed Securities, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Exceed Securities, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Exceed Securities, LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Ohab and Company, PA

Maitland, Florida

February 2, 2017

## EXCEED SECURITIES LLC
## STATEMENT OF FINANCIAL CONDITION
## FOR THE YEAR ENDED DECEMBER 31, 2016

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 16,894 |
| CRD deposit | | 126 |
| Security Deposit | | 6,875 |
| Total assets | $ | 23,895 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 4,037 |
| Total liabilities | | 4,037 |
| Member's equity | | 19,858 |
| Total liabilities and member's equity | $ | 23,895 |

*The accompanying notes are an integral part of these financial statements.*

**EXCEED SECURITIES LLC**
**NOTES TO FINANCIAL STATEMENTS**
**FOR THE YEAR ENDED DECEMBER 31, 2016**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Exceed Securities LLC (the "Company") was formed in the state of Delaware on August 6, 2013. The Company was approved as a broker-dealer by the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") on May 6, 2014. The Company plans to derive its revenue primarily from acting as a selling group participant on a best efforts basis in offering of exchange traded structured products issued by other broker/dealers, insurance companies, banks, and trusts.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and cash equivalents*** – Cash and cash equivalents are short-term, liquid investments with an original maturity of three months or less and are carried at cost, which approximates market value.

***Income taxes*** - The Company, with the consent of its member, elected to be taxed as a partnership under the Internal Revenue Code. All taxable income or loss flows through to the member. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The members and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013, as this was the first year of business.

***Revenue recognition*** – Revenue is recognized as earned.

***Fair value of financial instruments*** – Cash, accounts payable and accrued expenses are recorded in the financial statements at cost, which approximates fair value because of the short-term maturity of those instruments.

***Use of estimates*** – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 3. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Exceed Holdings LLC, ("Parent") formed in the state of Delaware on October 22, 2012. In addition, the Parent made capital contributions in the amount of $44,360 in 2016.

## 3. RELATED PARTY TRANSACTIONS (continued)

Effective April 1, 2015, the Company executed an expense sharing agreement with Parent, Exceed Holdings LLC. The agreement stipulates the related company will pay certain operating expenses of the Company, for which the Company does not have an obligation, directly, or indirectly to reimburse or otherwise compensate Corporate.

For the year ended December 31, 2016, the shared expenses amounted to $22,008.

Effective April 1, 2015, the Company executed a Services Agreement with Exceed Advisory LLC ("Advisor"); an SEC registered Investment Advisor which shares common ownership with the Company. The Company received fees from the Advisor for services provided to the Advisor pursuant to this agreement in the amount of $30,000 for the year ended December 31, 2016.

## 4. CONCENTRATION OF BUSINESS AND CREDIT RISK

From time to time the Company may have cash deposits with its bank that exceed levels insured by the bank through FDIC. At December 31, 2016, the cash deposits did not exceed the FDIC limits.

## 5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities Exchange Act of 1934 uniform net capital rules that requires maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital not exceed 1500%. As of December 31, 2016, the Company's net capital was $12,857as defined by the SEC, which was $7,857 in excess of its minimum net capital requirement of $5,000 (see page 8). The Company's percentage of aggregate indebtedness to net capital was approximately 31% versus the maximum allowable percentage of 1500%.

## 6. COMMITMENTS AND CONTINGENCIES

The company leases its office facilities under a lease agreement dated December 16, 2013 with a commencement date of January 1, 2014 expiring January 31, 2015. The lease required the company to provide a security deposit in the amount $6,875 and subjects the company to a departure fee of $175 per workstation. The lease has been renewed through and including March 31, 2017. Fixed monthly lease fee shall be increased to the sum of $2,974 per month for a total lease commitment of $8,922 for 2017.

The company does not have any commitments (other than the lease described above), guarantees, or contingencies including arbitration or other litigation claims that may result in a loss or a future obligation. The company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

## 7. SUBSEQUENT EVENTS

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 02, 2017, the date the financial statements were available to be issued.